FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐             No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group	Group results 9M 2014

NBG Group: 9M.2014 results

Capital Strength and Profitability

•                  9M earnings: €1,176 million

•                  9M operating profit: €169 million

•                  Core profitability for eighth consecutive quarter

•                  Capital adequacy (CET1): 15.8%

•                  €2 billion capital surplus under the adverse dynamic balance sheet stress test

•                  Additional €0.7 to €1.2 billion capital surplus due to deferred tax credits

•                  Continued financing of the Greek economy with actual disbursements of over €800 million in the last six months

•                  Pre-provision income grew by 6% qoq, with interest up 5% and the cost/income ratio improved to 55.3%

•                  Q3 provisions more than covered by pre-provision income for the fourth consecutive quarter

•                  Robust liquidity: loan-to-deposit ratio at 93% at Group level and at 81% in Greece

•                  Finansbank’s profit grew by 27% qoq mainly due to growth in interest and holding expenses at steady levels

Capital adequacy:

•                  The €2.5 billion share capital increase, recognition of deferred tax, and ongoing earnings have strengthened the Group’s CET 1 to 15.8%.

•                  Under the recent Comprehensive Assessment (Stress Test) conducted by the ECB, NBG presents a €2 billion capital surplus on the basis of the adverse dynamic balance sheet stress test.

Business performance:

•                  Group net earnings increased in 9M.2014, to €1,176 million, vs. €262 million in 9M.2013

•                  Pre-provision income grew by 10% yoy to €1,241 million, more than covering 9M provisions, which stood at €1,072 million.

•                  Provisions were down by 14% yoy, tracking the ongoing reduction of new +90 dpds (-27% over the same period). Operating profit after provisions amounted to €169 million in 9M.2014, vs. operating losses of €110 million a year earlier.

Earnings of subsidiaries:

•                  The Group’s Turkish subsidiary Finansbank continued its profitable growth at an accelerating pace, reporting a net profit of €109 million in Q3, up 28% qoq. Net profit grew by 36% yoy.

•                  The profitability of the Group’s SE Europe subsidiaries gained momentum, as they reported net profit of €43 million in 9M.2014, vs. €20 million in 9M.2013.

Asset quality and provisions:	• New +90 dpd loans in Greece declined to €1,030 million, down 38% yoy. The ratio of +90 dpds stood at 23.4% for the Group and 30.1% for the domestic loan book.

• The Group maintains a strong coverage ratio at 56.5%

Declining costs:	• Staff expenses remained stable in Greece for a third consecutive quarter, at €169 million. Overall operating costs in Greece down by 17% vs. 9M.2013.

Improving liquidity:

•                  Increase in the Group’s deposits by 3% yoy.

•                  Continued reduction in net funding from the Eurosystem, to €10.7 billion or just 5% of Group assets, excluding EFSF notes.

•                  In Greece, the loan-to-deposit ratio strengthened further to 81%, vs. 88% at the end of September 2013. At Group level, too, the loan-to-deposit ratio improved to 93%, vs. 97% in September 2013.

•                  Ongoing and rapid deceleration in the cost of domestic deposits due to the repricing of time deposits.

With the Bank’s strong position and the dynamics of its forward course now verified by the ECB, we are keeping a steady focus on realizing our main task, i.e. channelling financing to the Greek economy and effectively supporting its growth prospects. Backed by ample capital adequacy, high liquidity and professionalism, we are implementing — consistently and effectively — our €3 billion corporate lending programme, with credit approvals in this segment exceeding 65%.

Under the recent European stress tests, the rigorous review of Greek banks demonstrated that the Greek banking system is sound and adequately capitalized. Specifically, under the adverse dynamic balance sheet scenario, NBG has the highest capital surplus among Greek systemic banks, totalling €2 billion, and a CAR of 8.9%, or 340 bps over the required threshold of 5.5%. Of all the banks in Greece, we have the biggest and most far-reaching plan for upcoming capital actions, which are included in the adverse dynamic balance sheet scenario and secure for us surplus funds. It should be noted that following the enactment of the new law on deferred tax there is a further capital surplus of up to €1.2 billion above and beyond the said €2.0 billion.

The Group’s consolidated profits in 9M.2014 posted impressive year-on-year growth. Costs have been decisively slashed following the extensive voluntary retirement programme implemented at the end of last year. It is notable that pre-provision profit covers the cost of risk, thereby resulting in positive operating and total profitability. Finansbank continued to post dynamic growth in profitability in Q3, while our SE Europe subsidiaries and Ethniki Insurance also contributed positively to profitability.

Under the fully loaded Basel III rules, the CET 1 ratio stands at 11.8% — one of the highest in Europe, reflecting NBG’s strong position in the wider competitive environment.

Athens, 6 November 2014

Alexandros Tourkolias

Chief Executive Officer

Group profit in 9M.2014 totalled €1,176 million vs. €262 million a year earlier. Profit before provisions stood at €1,241 million (more than covering provisions of €1,072 million for loan impairments), generating core 9M profits of €169 million. The slowdown in new loan delinquencies in Greece gained further momentum qoq (-6% qoq and -36% yoy), as a result of the improved economic climate. Total Group costs were contained by 11% yoy as a result of ongoing cost-cutting measures applied across all geographical areas where NBG operates. Finansbank’s performance shows that it is pursuing a recovery path, as net profit in Q3.2014 stood at €109 million, up by 27% qoq and 36% yoy.

Group net interest income in 9M.2014 totalled €2,308 million, slightly lower (down 3%) than a year earlier — though the 9M.2013 performance reflected the record high interest income posted by Finansbank. Similarly, commission income amounted to €405 million (up 3% yoy). In Greece, year-on-year growth in NII and commissions reached 9% and 94%, respectively.

Group operating expenses presented a significant decline (down 11% yoy), as substantial cost cutting was reported in all geographical areas. In Greece, staff expenses declined by 14% yoy, mainly due to the voluntary retirement scheme completed at the end of 2013, and the contraction of general expenses by 9%. In the countries of SE Europe, operating costs were cut back by 14%, while in Turkey costs declined by 9% yoy, reflecting successful efforts to reduce operating expenses.

As regards the quality of the Group’s loan book, in Greece, the pace of new loan delinquencies continued to decelerate, totalling €246 million, down by 6% qoq and by 38% yoy. At Group level, 9M provisions totalled €1,072 million vs. €1,239 million in the respective period of 2013, down by 14% yoy. The Group maintains high provision coverage levels, at 56.5%, while the Group +90 dpd ratio stood at 23.4%, essentially unchanged on the previous quarter.

The Group’s liquidity continued to improve, as the loan-to-deposit ratio stood at 93% — down by 4 percentage points yoy — while in Greece it declined to 81%, vs. 90% in December 2013, thereby placing NBG comfortably in the best position in the domestic market in terms of liquidity. In Turkey, liquidity remains strong, as deposits increased by 11% yoy (in local currency terms), mainly due to the increase of low-cost sight deposits (up by 24% yoy). In SE Europe liquidity was further enhanced, with the loan-to-deposit ratio at 97% vs. 100% in the previous quarter.

The Group’s CET1 ratio stood at 15%. It is worth noting that under the recent stress tests carried out by the ECB and taking on board the restructuring plan already approved by the DG Comp, NBG does not need further capital strengthening, even under extreme scenarios.

Greece: Robust interest income and ongoing slowdown in new delinquencies

The key features of Q3.2014 include both the improvement in net interest margin and the ongoing slowdown in new delinquencies:

i)                 Net interest income grew by 9% yoy to €1,252 million, while revenues from core business, including net fees and commission income, grew by 11% yoy. Net interest margin in Q3 widened by 12 bps, or 35 bps yoy, to stand at 286 bps.

ii)              Operating expenses presented an impressive 14% decline yoy, reflecting the benefits of the voluntary retirement scheme completed at the end of 2013, and led to a drastic 17% yoy reduction in staff expenses.

iii)           provisions for loan impairments posted a 17% reduction yoy and amounted to €777 million in 9M.2014.

New +90 dpd loans continued to decelerate in Q3, down by 6% qoq and by 36% yoy, to €246 million. 9M provisions for doubtful claims contracted by 15% yoy, while the coverage ratio remained unchanged at 56.2%. The +90 dpd loan ratio stood at 30.1%, compared with 29.3% in the previous quarter.

Deposits grew by 2% yoy to €46.1 billion, reflecting the steadily reviving confidence of depositors in NBG and the Greek banking system more generally. Specifically, both time deposits and sight deposits posted impressive growth — up, respectively, by 5% and 8% yoy — while savings accounts remained stable. This growth of the deposit base is particularly notable, as it was achieved in an environment of ongoing de-escalation of deposit rates.

Lending, before deduction of provisions, stood at €45.2 billion, down 3% yoy, mainly due to the ongoing de-leveraging of the retail portfolio by 4% yoy.

NBG’s loan-to-deposit ratio stood at 81% in September 2014 vs. 88% a year earlier. Net Eurosystem funding has been reduced by a further €10 billion since the start of the year, and corresponds to just 5% of Group assets (adjusted for the EFSF notes), while the Bank has had zero exposure to ELA since Q3.2013.

Finansbank: The impressive profit recovery story continues

The climate in Turkey continued to improve, with Finansbank’s net profit in Q3.2014 totalling TL 313 million (€109 million), up by 27% qoq on a constant exchange rate basis.

Core revenues continued to strengthen in Q3 (up 8% qoq), despite the adverse changes in the regulatory framework for the country’s banking sector and particularly the changes regarding the pricing of retail products. Net interest income increased by 11%, while commissions posted marginal growth of 1% qoq. Net interest margin in Q3 soared to 570 bps, up by 38 bps.

In Q3.2014, the efficiency ratio (cost/income) improved significantly to 46% vs. 51% in the previous quarter, due to the significant improvement of revenues (up by 14% qoq) and the slight increase in operating costs (up 2% qoq), despite the high level of inflation in the Turkish economy.

The +90 dpd loan ratio stood at 5.5%, virtually unchanged on the previous quarter, while provisions for NPLs totalled TL 232 million (up 22% qoq), increasing the NPL coverage ratio to 70%.

Finansbank’s total lending amounted to TL 54.3 billion (€18.9 billion), up 14% yoy, while deposits increased by 11%. As a result of the change in strategy — with a greater focus on SMEs since early 2013 — the retail portfolio continued to contract (by 6% yoy) to TL 24.4 billion, while the business banking portfolio grew by an impressive 39% yoy to TL 29.9 billion.

Total CAR reached 16.3%, the highest among its peers, thus giving the bank a key competitive edge.

SE Europe(1): Impressive growth in profitability, through cost containment and lower cost of risk

In Q3.2014, the Group’s businesses in SE Europe posted net profit of €43 million vs. €20 million a year earlier. The impressive improvement in profitability derived mainly from the significant reduction in operating expenses, by 6% yoy. Interest margin stood at 346 bps, up by 34 bps yoy, while core revenues grew by 6%. Accordingly, pre-provision profit grew by 22% yoy to €113 million.

Provisions for loan impairments stood at €59 million in 9M.2014 (down by 13% yoy), while new loan delinquencies in Q3 amounted to just €13 million. The NPL coverage ratio increased to 53%, vs. 51% in Q3.2013.

Liquidity remained at particularly sound levels, as outstanding loans decreased slightly by 2% yoy to €6,152 million, while deposits contracted marginally by 1% yoy to €5,527 million. As a result, the Group’s businesses in SE Europe present a financing surplus, with the loan-to-deposit ratio standing at 97% at the end of 9M.2013, vs. more than 200% prior to the crisis.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Annex

(€ millions)	Q3.2014	Sep. 2014	Sep. 2013	Annual Δ

Results
Group net profit	30	1 176	262	>100%
Greece	(87)	888	(163)	—
Turkey	109	257	412	-38%
SE Europe(1)	14	43	20	>100%

Core revenues
Group	960	2 774	2 826	-2%
Greece	453	1 347	1 214	+11%
Turkey	405	1 123	1 323	-15%
SE Europe(1)	88	264	256	+4%

Operating expenses
Group	510	1 520	1 716	-11%
Greece	265	783	910	-14%
Turkey	184	554	615	-10%
SE Europe(1)	52	155	164	-6%

Balance Sheet - Group
Total assets	113 311	113 311	110 963	+2%
Loans	71 406	71 406	71 395	+0%
Deposits	66 904	66 904	65 038	+2%

Ratios
Loans : Deposits	93%	93%	97%	-4	pp
Net interest margin (bps)	348	330	344	-14	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 6th, 2014

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: November 6th, 2014

Director, Financial Division